March 2, 2017	TSX.V - HNC

Hard Creek Nickel Accelerated Warrant Exercise Clause

VANCOUVER, BC – Hard Creek Nickel Corp. (“the Company”) announced today that the Company’s shares have traded at more than $0.065 per share for 10 consecutive trading days, and that certain warrants will now be subject to their accelerated exercise clause. The warrants in question were repriced from an exercise price of $0.08 per share pre-consolidation ($0.40 post consolidation) to an exercise price of $0.05 post consolidation, as detailed in a news release dated November 16, 2015.

The accelerated clause affects 1,686,693 warrants with an exercise price of $0.05 which now expire April 1, 2017 instead of November 27, 2017. A notice will be sent to all warrant holders advising them of the early warrant expiry date.

On behalf of the Board of Directors,

“Mark Jarvis”

MARK JARVIS, President
HARD CREEK NICKEL CORPORATION

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Suite 203 – 700 West Pender St., Vancouver, BC, Canada V6C 1G8
T: 604-681-2300 E: info@hardcreek.com W: www.hardcreeknickel.com